United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2006

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated February 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 23, 2006

Rogelio Sanchez rsanchezm@gruma.com (52 81) 8399-3312 Lilia Gomez lgomez@gruma.com (52 81) 8399-3324 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 23, 2006

FOURTH-QUARTER 2005 RESULTS
 (Peso amounts are stated in millions in constant terms as of December 31, 2005)

RESULTS OF OPERATIONS
3Q05 vs. 3Q04

Sales volume increased 17% to 439,856 metric tons during 4Q05 mainly as a result of the recent acquisition of Agroinsa, whose operations are reflected in GIMSA beginning August 2005. Excluding Agroinsa, GIMSA's sales volume increased 2% in 4Q05.

Net sales increased 17% to Ps 1,816 million, reflecting the aforementioned acquisition of Agroinsa.

Cost of sales as a percentage of net sales improved to 69.1% from 72.2% mostly as a result of lower corn costs. In absolute terms, cost of sales increased 12% in connection with sales volume growth derived from the inclusion of Agroinsa.

SG&A as a percentage of net sales rose to 18.9% from 18.2% and, in absolute terms, increased 22%. Both increases were due mainly to the aforementioned acquisition of Agroinsa and higher selling expenses, mostly in connection with increased advertising.

Operating income as a percentage of net sales improved to 12.0% from 9.6% and, in absolute terms, increased 45% to Ps 218 million, due mainly to lower corn costs.

Comprehensive financing cost, net, resulted in income of Ps 15 million versus a cost of Ps 8 million in fourth quarter 2004. This improvement resulted mainly from higher interest income and lower monetary position loss due to lower inflation and higher monetary liabilities in connection with the acquisition of Agroinsa.

Provisions for income taxes and employees' profit sharing totaled Ps 71 million, compared to an income of Ps 105 million in 4Q04. The Ps 176 million difference resulted from higher pretax income, the impact from changes in the tax law regarding the treatment of purchases, and the effect of the reduction of the income tax rate.

Majority net income decreased 32% to Ps 166 million due mainly to higher provisions for income taxes and employees' profit sharing in 4Q05. Majority net income as a percentage of net sales declined to 9.1% from 15.7%.

FINANCIAL POSITION
December 2005 vs. December 2004

Balance-Sheet Highlights	Total assets rose Ps 784 to Ps 8,502 million due mainly to the incorporation of Agroinsa and higher cash balances.

Total liabilities increased Ps 752 to Ps 2,162 million due primarily to the incorporation of Agroinsa and higher long-term accounts payable in connection with the pending payment for the acquisition of Agroinsa. Most of the payment will mature in 2008.

Stockholders' equity on December 31, 2005, was Ps 6,340 million, representing a 1% increase.

Other Ratios

Operational Ratios	4Q05	3Q05	4Q04
Accounts receivable outstanding (days to sales)	49	52	51
Inventory turnover (days to cost of sales)	84	102	95
Net working capital turnover (days to sales)	87	108	114
Asset turnover (total assets to sales)	1.2	1.2	1.2
Profitability Ratios
ROA	6.2	7.5	5.7
ROE	7.9	9.4	6.9
ROIC	6.4	5.8	3.8

CONFERENCE CALL

The company will hold a conference call to discuss its fourth-quarter 2005 results on Friday, February 24, 2006, at 12:00 p.m. ET (11:00 a.m. Mexico and CT, 10:00 a.m. MT, 9:00 a.m. PT). From the United States or Canada please call (800) 946-0706; international or local callers dial (719) 457-2638; the passcode for all callers is 7523472. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 7523472. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2005, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	4Q05	4Q04	VAR (%)	3Q05	VAR (%)	2005	2004	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	440	376	17	418	5	1,582	1,448	9
CORN FLOUR RETAIL	60	53	12	58	3	225	208	8
CORN FLOUR BULK	320	321	(0)	320	(0)	1,253	1,230	2
TORTILLA	4	4	11	4	1	15	16	(9)
OTHERS	56	(2)	3,771	36	57	89	(6)	1,479
NET SALES	1,816	1,557	17	1,706	6	6,537	5,980	9
GROSS PROFIT	562	433	30	506	11	1,910	1,574	21
GROSS MARGIN (%)	30.9%	27.8%		29.7%		29.2%	26.3%	
OPERATING INCOME	218	150	45	191	14	687	466	47
OPERATING MARGIN (%)	12.0%	9.6%		11.2%		10.5%	7.8%	
COMPREHENSIVE FINANCING COST (INCOME)	(15)	8		(11)		(79)	0	
INTEREST EXPENSE	13	3		9		29	9	
INTEREST INCOME	(40)	(32)		(31)		(153)	(93)	
FOREIGN EXCHANGE LOSS (GAIN)	(11)	(1)		1		(9)	(3)	
MONETARY POSITION LOSS (GAIN)	23	38		10		54	87	
OTHER (INCOME) EXPENSE	(2)	(6)		9		20	49	
TAXES AND EMPLOYEES' PROFIT SHARING	71	(105)	167	60	17	226	(18)	1,367
EXTRAORDINARY ITEMS	(0)	0		0		21	0	
NET INCOME	164	253	(35)	133	24	498	434	15
MAJORITY NET INCOME	166	244	(32)	129	29	490	419	17
EARNINGS PER SHARE[1]	0.18	0.27	(32)	0.14	29	0.53	0.46	17
EARNINGS PER ADR (US$)[2]	0.25	0.38	(32)	0.20	29	0.75	0.64	17
DEPRECIATION AND AMORTIZATION	51	54		75		261	263	
EBITDA[3]	269	204	32	266	1	948	729	30
CAPITAL EXPENDITURES	31	14		452		532	62	

BALANCE SHEET SUMMARY	Dec-05	Dec-04	VAR (%)	Sep-05	VAR (%)
CASH AND CASH EQUIVALENTS	97	213	(55)	92	4
TRADE ACCOUNTS RECEIVABLE	999	881	13	981	2
OTHER ACCOUNTS RECEIVABLE	1,261	1,275	(1)	1,393	(9)
INVENTORIES	1,169	1,193	(2)	1,360	(14)
CURRENT ASSETS	3,608	3,650	(1)	3,869	(7)
PROPERTY, PLANT, AND EQUIPMENT, NET	4,273	3,929	9	4,224	1
TOTAL ASSETS	8,502	7,717	10	8,453	1
SHORT-TERM DEBT	0	0	0	0	0
CURRENT LIABILITIES	755	504	50	670	13
LONG-TERM DEBT	0	0	0	0	0
TOTAL LIABILITIES	2,162	1,410	53	2,173	(1)
STOCKHOLDERS' EQUITY	6,340	6,308	1	6,281	1
MAJORITY STOCKHOLDERS' EQUITY	5,981	5,942	1	5,907	1
CURRENT ASSETS/CURRENT LIABILITIES	4.78	7.24		5.77	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	0.34	0.22		0.35	
BOOK VALUE PER SHARE[1]	6.51	6.47		6.43	

[1] Based on 918,405,000 shares outstanding as of December 2005, December 2004, and September 2005.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.63 per dollar as of December 31, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS																
OTHERS	31/1/2006		250,587	-	-	9,851	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**250,587**	**0**	**0**	**9,851**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES	24/8/2008		453,101	-	-	-	376,972	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**453,101**	**0**	**0**	**0**	**376,972**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**703,688**	**0**	**0**	**9,851**	**376,972**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR &	1,528,699	4,493,052	1,491,672	6,234,756	70	MASECA	SUPER MARKET
TORTILLA	-	-	-	-	-		
WHEAT FLOUR	28,658	77,180	28,959	90,117	-	-	SUPER MARKET
OTHERS	24,246	56,603	20,962	64,458	-		
TOTAL		4,626,835		6,389,331			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-	-	-	-	-	-
CORN FLOUR	40,152	147,666	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		147,666			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

February 23, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller